Klondex Reports Record Quarterly Production of 41,436 GEOs

Vancouver, BC - July 12, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to report its preliminary production results for the second quarter of 2016 for its Fire Creek and Midas mines.

	Three months ended June 30, 2016			Six months ended June 30, 2016
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Ore tons milled	33,968	52,226	86,194	66,710	93,239	159,949
Average gold equivalent mill head grade (oz/ton)(1)	0.91	0.26	0.52	0.81	0.24	0.48
Average gold mill head grade (oz/ton)	0.90	0.14	0.44	0.80	0.13	0.41
Average silver mill head grade (oz/ton)	0.69	8.99	5.72	0.80	8.60	5.31
Average gold recovery rate (%)	93.7%	93.7%	93.7%	93.7%	94.9%	93.9%
Average silver recovery rate (%)	85.9%	85.9%	85.9%	87.4%	87.9%	87.8%
Gold equivalent produced (ounces)(1)	29,067	12,320	41,436	50,627	20,910	71,592
Gold produced (ounces)	28,800	7,021	35,821	50,019	11,764	61,783
Silver produced (ounces)	20,148	403,212	423,360	46,841	699,641	746,482
Gold equivalent sold (ounces)(1)	26,160	11,707	37,914	45,152	23,896	69,103
Gold sold (ounces)	25,889	6,610	32,499	44,434	15,029	59,463
Silver sold (ounces)	20,406	387,910	408,316	55,251	678,339	733,590
(1)  Gold equivalent ounces ("GEO") and grades are computed as the applicable gold ounces/grade plus the silver ounces/grade divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by the Company in the respective period. Preliminary Q2 GEO ratios were approximately 75.3:1 for Fire Creek, 76.1:1 for Midas, and 75.4:1 for Total. For the six month period ended June 30, 2016, preliminary GEO ratios were approximately 77.0:1 for Fire Creek, 76.5:1 for Midas, and 76.1:1 for Total.

The progressive increase in GEO production during the second quarter of 2016 was primarily due to an increase in tons mined and milled. Average gold equivalent mill head grades at Fire Creek improved from the first quarter as the Company returned to mining higher grade zones. Average gold equivalent mill head grades improved slightly at Midas due to mine sequencing. The Company continues to expect the mill head grades at Midas to progressively increase throughout the year. Average silver recovery rates were slightly lower than expected due to higher mill throughput, which reduced ore retention time in the leach tanks.

The Company reiterates its 2016 production guidance of 145,000 to 150,000 GEOs, which is split approximately 45%-50% in the first half of 2016 and 50%-55% in the second half of 2016.

Mr. Paul Huet, President and CEO commented, “We achieved record GEO production for the Company in the second quarter and are on our way to accomplish our goal of filling the Midas mill. We are well positioned to meet our production guidance for the year as we expect our mining rates and mill head grades to be consistent with the second quarter results, or even improve slightly, according to our mine plans.” Mr. Huet continued, “We remain on track to execute on our strategy, as we continue to make strong progress at the True North mine in Canada and we remain confident that we will be in position to make a production decision in the third quarter.”

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North mine and mill in Manitoba, Canada.
Webcast and Conference Call
Klondex will report its financial results for the second quarter of 2016 after market close on Tuesday, August 9, 2016. A conference call and webcast will be held the following morning on Wednesday, August 10, 2016 at 10:30 am ET/7:30 am PT. The conference call telephone numbers are listed below.
Canada & USA Toll Free Dial In: 1-800-319-4610
Toronto: +1 416-915-3239
International: +1 604-638-5340
Callers should dial in 5 to 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company's website or by clicking http://services.choruscall.ca/links/klondex20160810.html.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information"), including but not limited to information about current expectations on the timing, success and growth of exploration and development activities, the timing and success of mining operations, the timing of a production decision (if any) at the True North mine, the Company's ability to produce and sell gold and silver, the Company’s achievement of the full-year projections for GEO production, metal grades and production costs, the Company's ability to meet annual operations estimates, the ability to maintain and improve average daily milling rates and mill head grades, the Company's intention and ability to monetize mineralized material, the successful execution and project development at all of the Company's mines and projects, and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.